Exhibit 99.1

COMPANY ANNOUNCEMENT
TORM plc Occurrence of Threshold Date and Change to the Board

Reference is made to TORM plc’s (Nasdaq ticker: TRMD or TRMD A) company announcement dated 23 December 2025 regarding completion of Hafnia Limited’s (“Hafnia”) acquisition of shares in TORM plc from Oaktree Capital Management, L.P. and its affiliates (“Oaktree”).

In accordance with TORM plc’s articles of association (“Articles”), the Board of Directors has today determined that the threshold date defined in the Articles (being the first time at which Oaktree and its affiliates have ceased to beneficially own at least one third of the issued shares, excluding any shares held in treasury) has occurred and is therefore set at today.

As the ownership stake held by Oaktree and its affiliates is now below the one-third threshold, the position and authority of the B-Director is extinguished. As a result, our Deputy Chairman and Senior Independent Director, David Weinstein, will leave the Board effective as of this date. The Board wishes to thank Mr. Weinstein for his support and dedication to the company and its associates since joining the Board in 2015. His experience and dedication have proven invaluable to the Board and to the Company. Upon his departure from the Board, the Company has retained Mr. Weinstein in an ongoing capacity as a Special Advisor to the Board.

Mr. Weinstein stated that: “It has been a great privilege serving TORM through numerous transformative events and business cycles. The success of the One TORM platform is a direct result of the enormous contributions from our associates, our Management and our Board all working in concert to deliver safety, excellence and value. I am honored to have worked with such an extraordinary team. I am grateful for their trust and support and confident in the company’s future success.”

The limitations on TORM plc’s actions set out in Article 137 stop having effect immediately at the threshold date and no approvals will be needed other than any provided under the legislation for any reserved matter after that time.

The B- and C-shares are in the process of being redeemed and cancelled in accordance with the Articles and no further B- or C-shares can then be issued.

The C-share right to vote 350,000,000 shares has ceased as from the threshold date. The right of the B-share to one vote continues until it is redeemed. Therefore, from the threshold date, the voting rights are 101,332,707 A-shares and one B-share, each with one vote per share.

After the redemption/cancellation, TORM plc’s share capital will amount to USD 1,013,327.07 divided into 101,332,707 A-shares of USD 0.01 each.

Contact
Mikael Bo Larsen, Head of Investor Relations
Tel.: +45 5143 8002

About TORM
TORM is one of the world’s leading carriers of refined oil products. TORM operates a fleet of product tanker vessels with a strong commitment to safety. environmental responsibility and customer service. TORM was founded in 1889 and conducts business worldwide. TORM’s shares are listed on Nasdaq in Copenhagen and on Nasdaq in New York (ticker: TRMD A and TRMD. ISIN: GB00BZ3CNK81). For further information, please visit www.torm.com.
Safe Harbor Statement as to the Future
Matters discussed in this release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements reflect our current views with respect to future events and financial performance and may include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are statements other than statements of historical facts. The Company desires to take advantage of the safe harbor provisions of the

TORM PLC | 120 CANNON STREET LONDON, EC4N 6AS, UNITED KINGDOM | COMPANY: 09818726	COMPANY ANNOUNCEMENT NO. 01 06 JANUARY 2026	PAGE 1 / 2

COMPANY ANNOUNCEMENT

Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. Words such as, but not limited to, “expects,” “anticipates,” “intends,” “plans,” “believes,” “estimates,” “targets,” “projects,” “forecasts,” “potential,” “continue,” “possible,” “likely,” “may,” “could,” “should” and similar expressions or phrases may identify forward-looking statements.
The forward-looking statements in this release are based upon various assumptions, many of which are, in turn, based upon further assumptions, including without limitation, management’s examination of historical operating trends, data contained in our records and other data available from third parties. Although the Company believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies that are difficult or impossible to predict and are beyond our control, the Company cannot guarantee that it will achieve or accomplish these expectations, beliefs, or projections.
Important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include, but are not limited to, our future operating or financial results; changes in governmental rules and regulations or actions taken by regulatory authorities; inflationary pressure and central bank policies intended to combat overall inflation and rising interest rates and foreign exchange rates; general domestic and international political conditions or events, including “trade wars” and the war between Russia and Ukraine, the developments in the Middle East, including the war in Israel and the Gaza Strip, and the conflict regarding the Houthis’ attacks in the Red Sea; international sanctions against Russian oil and oil products; changes in economic and competitive conditions affecting our business, including market fluctuations in charter rates and charterers’ abilities to perform under existing time charters; changes in the supply and demand for vessels comparable to ours and the number of newbuildings under construction; the highly cyclical nature of the industry that we operate in; the loss of a large customer or significant business relationship; changes in worldwide oil production and consumption and storage; risks associated with any future vessel construction; our expectations regarding the availability of vessel acquisitions and our ability to complete acquisition transactions planned; availability of skilled crew members other employees and the related labor costs; work stoppages or other labor disruptions by our employees or the employees of other companies in related industries;  effects of new products and new technology in our industry;  new environmental regulations and restrictions; the impact of an interruption in or failure of our information technology and communications systems, including the impact of cyber-attacks, upon our ability to operate; potential conflicts of interest involving members of our Board of Directors and Senior Management; the failure of counterparties to fully perform their contracts with us; changes in credit risk with respect to our counterparties on contracts; adequacy of insurance coverage; our ability to obtain indemnities from customers; changes in laws, treaties or regulations; our incorporation under the laws of England and Wales and the different rights to relief that may be available compared to other countries, including the United States; government requisition of our vessels during a period of war or emergency; the arrest of our vessels by maritime claimants; any further changes in U.S. trade policy that could trigger retaliatory actions by the affected countries; the impact of the U.S. presidential and congressional election results affecting the economy, future government laws and regulations and trade policy matters, such as the imposition of tariffs and other import restrictions; potential disruption of shipping routes due to accidents, climate-related incidents, adverse weather and natural disasters, environmental factors, political events, public health threats, acts by terrorists or acts of piracy on ocean-going vessels; damage to storage and receiving facilities; potential liability from future litigation and potential costs due to environmental damage and vessel collisions; and the length and number of off-hire periods and dependence on third-party managers.
In the light of these risks and uncertainties, undue reliance should not be placed on forward-looking statements contained in this release because they are statements about events that are not certain to occur as described or at all. These forward-looking statements are not guarantees of our future performance, and actual results and future developments may vary materially from those projected in the forward-looking statements.
Except to the extent required by applicable law or regulation, the Company undertakes no obligation to release publicly any revisions or updates to these forward-looking statements to reflect events or circumstances after the date of this release or to reflect the occurrence of unanticipated events. Please see TORM’s filings with the U.S. Securities and Exchange Commission for a more complete discussion of certain of these and other risks and uncertainties. The information set forth herein speaks only as of the date hereof, and the Company disclaims any intention or obligation to update any forward-looking statements as a result of developments occurring after the date of this communication.

TORM PLC | 120 CANNON STREET LONDON, EC4N 6AS, UNITED KINGDOM | COMPANY: 09818726	COMPANY ANNOUNCEMENT NO. 01 06 JANUARY 2026	PAGE 2 / 2